

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

August 30, 2016

Via E-mail
Ms. Alison A. Cornell
Executive Vice President and Chief Financial Officer
International Flavors & Fragrances Inc.
521 West 57th Street
New York, NY 10019

> **RE:** **International Flavors & Fragrances Inc.**
> **Form 10-K for the Year Ended December 31, 2015**
> **Filed March 1, 2016**
> **File No. 1-4858**

Dear Ms. Cornell:

　　We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

　　　　　　　　　　　　　　Sincerely,

　　　　　　　　　　　　　　/s/ John Cash

　　　　　　　　　　　　　　John Cash
　　　　　　　　　　　　　　Accounting Branch Chief
　　　　　　　　　　　　　　Office of Manufacturing and
　　　　　　　　　　　　　　Construction